IDEX Biometrics ASA

Dronning Eufemias gate 16

NO-0191 Oslo, Norway

September 8, 2022

By Electronic Submission

Mr. Robert S. Littlepage

Mr. Joseph Cascarano

Office of Technology

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	IDEX Biometrics ASA

Form 20-F for the year ended December 31, 2021

Filed April 29, 2022

SEC File No. 001-39810

Dear Mr. Littlepage and Mr. Cascarano:

Enclosed please find our response to the comment regarding the above referenced filing provided by you in a letter to us dated August 24, 2022. We have always taken our public filings seriously and we appreciate the time your staff has taken on this review.

In response to your letter, set forth below is the Staff’s comment in bold followed by the Company’s response to the Staff’s comment in regular type.

Form 20-F for the Fiscal Year Ended December 31, 2021

Consolidated Statements of Changes in Equity, page F-5

1.

Please explain to us the nature and purpose of the reduction in the Company’s share premium and tell us your basis in the accounting literature for recording the reduction as an offset against accumulated loss. In addition, tell us how you considered reporting the decrease to accumulated loss in a separate line item outside of accumulated loss, given that this amount does not represent an accumulation of historical losses.

Response to Comment 1:

Background Information

The Company’s understanding is the Staff is inquiring on what basis has the Company reclassified share premium against retained earnings/accumulated losses. The accounting entry as disclosed reflects a decision of Company management and the Board of Directors to transfer part of the accounting losses as per the latest balance sheet date by allocation from one unrestricted equity component (i.e., Share Premium) to another unrestricted equity component (i.e., Accumulated Loss). The purpose of the entry was to balance equity ratios between subscribed capital and other equity. This is permitted in the context of the Norway Company Law and the Company had sufficient share premium to make the transfer.

In order to be eligible for the Norwegian government grant program SkatteFUNN, the Company is required to meet equity ratio criteria based on a comparison of total other equity with the sum of the share capital and the share premium. A company does not qualify for SkatteFUNN if other equity is negative by more than 50% of the sum of the share capital and the share premium. The assessment for SkatteFUNN purposes is done at the parent company level and that is why the transfer between the unrestricted equity components Share Premium and Accumulated Losses was made. By transferring Share Premium to cover part of Accumulated Loss, the Company achieved a qualifying ratio relevant in the context of the SkatteFUNN program.

There are no specific rules or limitations on transfers between unrestricted components of equity pursuant to the Norwegian Public Limited Liability Companies Act (the “PLLC Act”). Under the PLLC Act, Chapter 3, paragraph 3-1, only the share capital (i.e., par value) and certain revaluation funds are restricted. Please see courtesy excerpt provided in Appendix I along with accompanying English translation. Equity classifications of the parent flow through to the consolidated balance sheet.

Relevant accounting literature and observed practice

There is no general guidance on the presented components in the consolidated statement of changes in equity and the above-mentioned transfer between them in the IFRS standards which is further evidenced by little guidance in the large four audit firms accompanying literature. The following IFRS guidance was considered for the accounting treatment and disclosures:

•

IAS 1.106 requires disaggregation of equity into various components that should be identified in the Consolidated Statements of Changes in Equity and IAS 1.107 provides examples of such components without defining them;

•

Conceptual Framework CF 4.66 includes a discussion on the components of equity as it related to legal, regulatory or other requirements. CF 4.66 states “Sometimes, legal, regulatory or other requirements affect particular components of equity, such as share capital or retained earnings”. Conceptual Framework CF 7.12 and CF 7.13 addresses the classification of equity and refers to jurisdictional requirements such as equity treatment under Norwegian law;

•

IAS 8.10 states “In the absence of a Standard or interpretation that specifically applies to a transaction or condition, management must use its judgement in developing and applying an accounting policy that results in information that is (…)” “relevant and reliable”. IAS 8.11 states in making judgements under IAS 8.10 management should refer to and consider (a) “the requirements in IFRSs dealing with similar and related issues;” and (b) “the definitions, recognition criteria and measurement concepts for assets, liabilities, income and expenses in the Conceptual Framework for Financial Reporting.”;

•

Due to the lack of specific guidance, the Company also considered IFRS 2.23 which states in part “However, this requirement does not preclude the entity from recognising a transfer within equity, ie a transfer from one component of equity to another.”

Under the PLLC Act in Norway, only the parent company share capital is restricted. Share premium is unrestricted and may be allocated to absorb accumulated losses. The Company has combined the above guidance by reflecting the legal content of the different equity components presented and considers this the more useful approach from the perspective of the users of the financial statements as Accumulated Loss in Norway will be understood to represent accumulated uncovered losses, i.e. the allocated Share Premium in effect covers a portion of the Company’s accumulated losses.

In reviewing the public disclosures of other Norwegian companies (i.e., listed on the Euronext Oslo Børs), the Company noted its adopted practice is aligned with observable practice. Accordingly, the Company believes that its accounting treatment reflects the legal substance of the equity and capital reserves, and it does not conflict with IFRS.

With regard to the Company’s decision to report the decrease to Accumulated Loss in a separate line item outside of Accumulated Loss, the Company believes that it is not appropriate to represent the transfer of unrestricted equity components as a part of net loss for the year because the transfer was not a result of changes in economic resources reflecting financial performance in the year. Rather, it was an allocation of Share Premium to cover part of the Accumulated Loss.

In connection with this response to the Staff’s comments, the Company acknowledges that the Company and its management are responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

Please do not hesitate to contact me at eileen.wynne@idexbiometrics.com with any questions you may have with respect to the foregoing.

Very truly yours,

/s/ Eileen Wynne
Eileen Wynne
Chief Financial Officer cc: Joshua A. Kaufman, Cooley LLP

Appendix I

Norwegian version – Source: https://lovdata.no/dokument/NL/lov/1997-06-13-45?q=allmennaksjeloven

APPENDIX I (continued)

Courtesy English Translation - source: Law firm Schjødt, 2014